Royal Group Technologies Limited
NOTICE and MANAGEMENT
PROXY CIRCULAR
for the
Annual Meeting of Shareholders
August 4, 2006

June 30, 2006

ROYAL GROUP TECHNOLOGIES LIMITED
INVITATION TO SHAREHOLDERS
Dear Shareholder:
     On behalf of the Board of directors, management and employees, I invite you to attend our Annual Meeting of Shareholders on August 4, 2006. This meeting was previously set for June 27, 2006 and was rescheduled to be on the same date as and precede the Special Meeting of Shareholders being held to consider and vote on a special resolution whereby Rome Acquisition Corp., a wholly-owned subsidiary of Georgia Gulf corporation, will acquire all of the outstanding common shares of Royal for $13.00 in cash per common share.
     At the Annual Meeting of Shareholders, we will review our business, activities and financial results for fiscal 2005 as well as our plans for the future. You will also have an opportunity to ask questions and to meet our directors and executives. The items of business to be considered at this meeting are described in the Notice and Management Proxy Circular included in this package. For more information, please see our 2005 Annual Report, quarterly results and other corporate information also available at www.royalgrouptech.com in the “Investor Relations” section.
     No matter how many shares you hold, your participation at this meeting is very important. We hope you will be able to join us, in person, or through our webcast, which will be available live at www.royalgrouptech.com in the “Investor Relations” section. If you are unable to attend the meeting in person, we encourage you to vote by following the voting instructions included on the enclosed proxy form.
     A recorded version of the meeting will be available at www.royalgrouptech.com until our next annual meeting of shareholders.
Yours truly,

/s/ Robert E. Lamoureux

Robert E. Lamoureux
Chairman of the Board
June 30, 2006

ROYAL GROUP TECHNOLOGIES LIMITED
Notice Of Annual Meeting Of Shareholders
You are invited to our annual shareholders’ meeting.
When
August 4, 2006
2:00 p.m.. (Toronto time).
Where
Metro Toronto Convention Centre
255 Front Street West
North Building, Room 105
Toronto, ON M5V 2W6
You have the Right to Vote
You are entitled to receive notice of and vote at our annual shareholders’ meeting or any adjournment if you were a holder of common shares on July 5, 2006.
Your Vote is Important
It is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting. The Management Information Circular sent with this notice tells you more about the matters to be considered at the meeting and how to vote your shares.
What the Meeting is About
1.	Receiving our consolidated financial statements for the 12 month period ended December 31, 2005, including the auditor’s report thereon.

2.	Electing directors to serve until the end of our next annual shareholder meeting.

3.	Appointing auditor to serve until the end of our next annual shareholder meeting.

4.	Considering other business that may properly come before the meeting.
By order of the Board of directors of Royal Group Technologies Limited
Scott D. Bates
Vice President, General Counsel
and Corporate Secretary
Vaughan, Ontario
June 30, 2006

THINGS YOU SHOULD KNOW BEFORE YOU BEGIN
YOUR REVIEW OF THIS INFORMATION
Information for Meeting
This Circular is for our annual shareholders’ meeting to be held on August 4, 2006.
As a shareholder, you have the right to vote your shares on the matters described in the notice of the meeting and any other matter that may properly come before the meeting or any adjournment. Your proxy is being solicited by Royal Group management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost to be borne by Royal Group.
Meaning of Certain Terms Used in this Circular
In this Circular, you, your and shareholder refer to a holder of common shares. We, us, our and Royal Group refer to Royal Group Technologies Limited and, unless the context otherwise suggests, all of its subsidiaries and affiliates.
Currency Presentation
All dollar amounts referred to in this Circular unless otherwise indicated are expressed in Canadian dollars.
Date of Circular Information
The information in this Circular is at June 30, 2006, unless otherwise indicated.
Change in Year End
On December 12, 2003, we announced a change in our fiscal year end from September 30 to December 31. As result, our fiscal 2004 is comprised of 15 months and fiscal 2005 is comprised of 12 months.
Where You Can Find More Information
Copies of documents that are incorporated by reference in this Circular are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained upon request sent to: Royal Group
Technologies Limited, Attention: Corporate Secretary, 1 Royal Gate Boulevard, Vaughan, Ontario, L4L 8Z7.
Documents Incorporated by Reference
The Company’s Management Discussion and Analysis dated April 29, 2006 (“MD&A”) is incorporated in this Circular by reference.
What the Meeting will Cover
The items of business described below will be covered at the meeting. As of the date of this Circular, we are not aware of any changes to these items, and do not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.
1. Receiving our financial statements
We will place before the meeting our consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2005. Our financial statements are included in our 2005 Annual Report.
2. Electing directors
You will be electing a Board comprised of 10 directors. Please see the more detailed information under the heading “Nominees for Election of Directors” in this Circular. Directors appointed at the meeting will serve until the end of our next annual meeting of shareholders or until their successors are appointed.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the election of the director nominees identified in this Circular.
3. Appointing auditor
You will be appointing our auditor. Our Board, on the advice of the Audit Committee, recommends that KPMG LLP be reappointed as auditor. KPMG LLP has been our auditor since 1987. The audit firm appointed at the meeting will serve until the end of our next annual shareholder meeting or until their successors are appointed.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the appointment of KPMG LLP as auditor.
4. Other Business
We will report on recent events that are significant to our business, report on other items that are of interest to our shareholders and invite questions and comments from shareholders.

HOW TO VOTE YOUR SHARES
Your Vote is Important
All holders of common shares are entitled to vote on the matters placed before the meeting.
It is very important that you read this information carefully and then vote your shares, either by proxy or in person at the meeting.
Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (proxyholder) the authority to vote your shares at the meeting or any adjournment. A proxy form is included in this package.
The directors who are named on the proxy form will vote your shares for you unless you exercise your right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the meeting to vote your shares.
If you are voting your shares by proxy, our transfer agent, Computershare Trust Company of Canada (Computershare), or other agents we appoint must receive your signed proxy form by 5:00 p.m. (Toronto time) on August 2, 2006.
A list of shareholders who are holders of record on July 5, 2006 will be available for inspection on and after such date during usual business hours at Computershare’s principal Toronto office and at the meeting.
You are a registered shareholder if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.
You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your proxy form tells you whether you are a non-registered (or beneficial) shareholder.
If you are not sure whether you are a registered or non-registered shareholder, please contact Computershare.
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone
1-800-564-6253 (toll-free in Canada and the U.S.)
514-982-7555 (outside Canada and the U.S.)
Fax
1-888-453-0330 (toll-free in Canada and the U.S.)
416-263-9394 (outside Canada and the U.S.)
E-mail
service@computershare.com

How to Vote – Registered Shareholders
By proxy
By mail
Sign and date your proxy form and return it in the envelope we have provided. See “Completing the Proxy Form” for more information.
By fax
Sign and date your proxy form and send both pages (in one transmission) by fax to 1-866-249-7775 (toll-free in Canada and the United States) or 416-263-9524 (outside Canada and the United States). See “Completing the Proxy Form” for more information.
By appointing another person to go to the meeting and vote your shares for you
This person does not have to be a shareholder.
Strike out the two names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form.
Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting. At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders.” See “Completing the Proxy Form” for more information.
In person at the meeting
You do not need to complete or return your proxy form.
Voting in person at the meeting will automatically cancel any proxy you completed earlier.
How to Vote – Non-Registered Shareholders
By proxy
Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions or a proxy form in this package.
In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions by mail or by fax.
Alternatively, non-registered shareholders may receive a voting instruction form which:
•	is to be completed and returned, as directed in the included instructions; and

•	has been pre-authorized by your nominee with a notation of the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare, by mail or fax.
In person at the meeting
We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have instructed your nominee to appoint you as proxyholder.
To do this, write your name in the space provided on the voting instruction form and follow the instructions of your nominee.
You do not have to complete the rest of the form – your vote will be taken and counted at the meeting.
At the meeting, you should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders.”

Completing the Proxy Form
When you sign the proxy form, you authorize Lawrence Blanford or Robert Lamoureux, both directors of Royal Group, to vote your shares for you at the meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be counted FOR each of the matters to be voted on at the meeting.
If you are appointing someone else to vote your shares for you at the meeting, strike out the two names of the directors and write the name of the person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the meeting.
If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.
Changing Your Vote
You can revoke a vote you made by proxy by:
•	completing a proxy form that is dated later than the proxy form you are changing and mailing it to Computershare so that it is received before 5:00 p.m. (Toronto time) on August 2, 2006;

•	sending a notice in writing to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on August 2, 2006. The notice can be from you or your authorized attorney; or

•	giving a notice in writing to the Chair of the meeting, at the meeting or any adjournment. The notice can be from you or your authorized attorney.
How the Votes Are Counted
Our authorized capital currently consists of an unlimited number of common shares and an unlimited number of First Preferred Shares and Second Preferred Shares, issuable in series. There are no First Preferred Shares or Second Preferred Shares outstanding.
Holders of common shares have one vote for each such share held. At June 30, 2006, there were 93,444,502 common shares outstanding.
Resolutions to appoint an auditor and elect directors will be determined by a majority of the votes cast at the meeting.
Computershare counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential.
Attendance by Non-Shareholders at Meeting
If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of Computershare, our transfer agent, and if the Chair of the meeting allows it.

PRINCIPAL HOLDERS OF VOTING SECURITIES
     Our only class of outstanding voting shares are common shares. As of June 30, 2006, to the knowledge of our directors and officers, the only persons who beneficially own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to our common shares are set out in the table below:

		Number of Shares		% of all
Name	Type of Shares	(1)	% of Class	Voting Rights
Vic De Zen	Common Shares	10,060,479	10.77	10.77

Brandes Investment Partners, L.P.	Common Shares	9,970,670	10.67	10.67

(1)	Not including common shares issuable upon exercise of outstanding stock options
MATTERS TO BE VOTED ON AT THE MEETING
Election of Directors
     Subject to our Articles and General By-law, our Board of directors must consist of a number of directors not fewer than three and not more than 25 as the Board may from time to time determine. Our Board has determined that the number of directors to be elected at the meeting will be ten (10). This is the same number of directors that we currently have.
     Board Committees
     Our Board has established four standing committees: the Audit Committee, the Nomination and Corporate Governance Committee, the Human Resources and Compensation Committee and the Environment, Health and Safety Committee. The mandate for each of these committees can be accessed at www.royalgrouptech.com in the “Investor Relations” section. A Special Investigative Committee was established in 2004 to assess various regulatory and other investigations surrounding the Company. It was disbanded in November 2005 and its mandate assumed by the Audit Committee. On May 25, 2005 the Board also established a Special Committee to assess potential offers for Royal Group. See also “Statement of Corporate Governance Practices.”
     Nominees for Election to the Board
     The persons named below have been nominated for election as directors. The term of office of each director expires at the close of our next annual meeting of shareholders. Each of the nominees listed below is currently a director of Royal Group.
     Unless otherwise instructed by a shareholder, the persons named in the accompanying proxy form will vote FOR the election of these nominees. If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless you have specified on your proxy that your shares are to be withheld from voting on the election of directors. We have no reason to believe that any of these nominees will be unable to exercise his or her function as a director.

Name of Nominee
Place of Residence	Present Principal Occupation	Board and Board Committee
Share Ownership	and Positions Held in the	Meeting Attendance for
DSU Ownership(1)	Last Five Years	Fiscal 2005(2)

Lawrence J. Blanford Toronto, Ontario, Canada Age: 53 Director since May 25, 2005	Mr. Blanford is the President and Chief Executive Officer of Royal Group

	Mr. Blanford is the former President and Chief Executive Officer of Philips Consumer Electronics North America Mr. Blanford is also the former President of Maytag Appliances and former President of Maytag’s Worldwide Solutions Group	Board (10 of 10) Environmental, Health and Safety Committee (6 of 6)

Thomas Cryer Toronto, Ontario, Canada Age: 63 Director since August 9, 2005 1,079 DSUs	Mr. Cryer is the Executive Chairman of Nautilus Indemnity Holdings.

	Mr. Cryer currently serves on the boards of Grey Horse Capital as the Chair of the Audit Committee and St. Michael’s Hospital Foundation where he is Treasurer.	Board (6 of 6) Audit Committee (10 of 10) Nomination & Corporate Governance Committee (2 of 2)

Mr. Cryer is the former Managing Partner of Latin America and Caribbean and Global Managing Partner of Assurance for Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte Touche Canada (formerly CEO and Chairman).

Mr. Cryer is a member of the Ontario Institute of Chartered Accountants and the Institute of Corporate Directors.

James Hacking Cambridge, Ontario, Canada Age: 49 Director since May 25, 2005 1,574 DSUs	Mr. Hacking is the Chief Executive Officer of IMT, a major manufacturer and supplier to the truck-trailer, oil and gas, rail and defence industries. Mr. Hacking is also a director of Armada Group, a private plastic injection molder.	Board (10 of 10) Human Resources and Compensation Committee (7 of 7) Environmental, Health and Safety (3 of 4)

Carol Hansell Toronto, Ontario, Canada Age: 48 Director since May 25, 2005 1,574 DSUs	Chair of the Nomination and Governance Committee, Ms. Hansell is a senior partner in the law firm Davies, Ward, Phillips & Vineberg LLP.

Ms. Hansell serves on the Board of Directors of the Public Sector Pension Investment Board, a Crown corporation that invests cash flows from the pension plans of the federal public service, and on the Board of Directors of Toronto East General Hospital. Ms. Hansell also serves on advisory Boards of the Literary Review of Canada, the Ontario Hospital Association and Corporate Women Directors International.

Board (10 of 10) Audit Committee (7 of 7) Nomination and Corporate Governance Committee (Chair) (2 of 2) Special Committee (8 of 8) Special Investigative Committee (4 of 4)

Ms. Hansell is a past director and Vice Chair of the Institute of Corporate Directors and has written several leading texts on corporate governance.

Name of Nominee
Place of Residence	Present Principal Occupation	Board and Board Committee
Share Ownership	and Positions Held in the	Meeting Attendance for
DSU Ownership(1)	Last Five Years	Fiscal 2005(2)

Irvine Hollis Chatsworth, Ontario, Canada Age: 68 Director since May 2, 1995 1,946 common shares 5,456 DSUs	Mr. Hollis is presently a management consultant with I. Hollis Management Consultants Inc., providing strategic planning, organizational structure and business plan advisory services to small and medium sized companies.

Mr. Hollis is currently on an advisory Board at Mortile Industries, a small supplier of specialty additives to the plastics industry and the Past President and Director of Sudden Arrhythmia Death (SADS) Canada.	Board (20 of 22)

Audit Committee (2 of 2)

Human Resources and
Compensation Committee (3 of 3)

Nomination and Corporate
Governance Committee (3 of 3)

Environmental, Health and Safety
Committee (Chair) (6 of 6)

Special Committee (8 of 8)

Special Investigative Committee
(21 of 21)

Robert Lamoureux, CA Toronto, Ontario, Canada Age: 59 Director since Nov. 18, 2003 33,996 DSUs	Mr. Lamoureux is the Chairman of the Board and former Interim Chief Financial Officer of Royal Group Technologies Limited.

	Mr. Lamoureux was appointed a partner of PricewaterhouseCoopers in 1981. During his tenure, Mr. Lamoureux was audit partner of numerous corporations, public and private, including certain of Canada’s major corporations in both the manufacturing and financial services industries.	Board (22 of 22) Special Committee (Chair) (8 of 8) Special Investigative Committee (21 of 21)

Mr. Lamoureux initiated and led, until he retired in 2004, PricewaterhouseCoopers’ Canadian corporate governance practice.

From 2001 to 2004, Mr. Lamoureux served on the board of the Institute of Corporate Directors, and was chair of the Ontario chapter. He was also in charge of programs for the Institute of Corporate Directors’ members and guests. He is currently a director of the Institute of Corporate Directors College and a member of the Audit Committee of the Institute of Corporate Directors.

James Sardo Mississauga, Ontario, Canada Age: 62 Director Since Nov. 18, 2003 2,000 common shares 46,705 DSUs	Mr. Sardo is the former Interim Chief Executive Officer of Royal Group Technologies Limited.

	Since 2003, Mr. Sardo has been a director of Hydrogenics Corporation, a fuel cell technology company, a trustee and director of UE Water Heater Income Fund, a water heater rental company and a trustee of CDI Income Fund, a direct marketer and manufacturer of custom checks. In 2004, Mr. Sardo became the Chairman of the Board of Trustees of Countryside Power Income Fund, a power generation company. Mr. Sardo is also a director of New Flyer Industries, a manufacturer of city buses.	Board (22 of 22) Human Resources and Compensation Committee (Chair) (7 of 7) Special Committee (8 of 8) Special Investigative Committee (21 of 21)

Mr. Sardo was President, Canadian Operations of Moore Corporation Ltd., a business forms and communication company from 1999 to 2001 and President and Chief Executive Officer and a director of SMK Speedy International Inc., an international automotive repair company, from 1997 to 1999.

Name of Nominee
Place of Residence	Present Principal Occupation	Board and Board Committee
Share Ownership	and Positions Held in the	Meeting Attendance for
DSU Ownership(1)	Last Five Years	Fiscal 2005(2)

Graham Savage Toronto, Ontario, Canada Age: 57 Director since May 25, 2005 1,574 DSUs	Mr. Savage is Managing Director of Savage Walker Capital Inc. and has been the Chairman of Callisto Capital LP, a merchant banking partnership, since 2003. Mr. Savage was previously Chief Financial Officer and a Director of Rogers Communications Inc.

	Mr. Savage is a director of each of Canadian Tire Corp. and Hollinger International Inc.	Board (10 of 10) Audit Committee (Chair) (10 of 10) Special Committee (8 of 8)

Ronald Slaght Toronto, Ontario Director Since Nov. 25, 1994 Age: 62 26,843 SVS Nil MVS 4,456 DSU	Mr. Slaght is a Partner of Lenczner Slaght Royce Smith Griffin (Barristers).

	Mr. Slaght is a Past President of The Advocates’ Society and a member of the Civil Rules Committee. He is a Fellow of the American College of Trial Lawyers. Mr. Slaght continues to serve on a number of committees and task forces concerned with the administration of justice in Ontario.	Board (21 of 22) Audit Committee (2 of 2) Human Resources and Compensation Committee (12 of 14) Nomination and Corporate Governance Committee (4 of 5)

Special Investigative Committee (20 of 21)

William Sheffield Toronto, Ontario, Canada Age: 57 Director since May 25, 2005 1,574 DSUs	Mr. Sheffield is a member of the Board of Ontario Power Generation (formerly Ontario Hydro) and a director of Velan, Inc., a leading producer of industrial steel valves in North America, Europe and Asia.

	From 2001 to 2003, Mr. Sheffield was the Chief Executive Officer of Sappi Fine Paper, a leading manufacturer and marketer of coated fine sheet paper.	Board (10 of 10) Human Resources and Compensation Committee (7 of 7) Environmental, Health and Safety Committee (6 of 6)

(1)	DSU means Deferred Stock Units. See “– Directors Deferred Stock Unit Plan”.

(2)	Indicates attendance at meetings held during the time that the director was a member of the Board or a member of a committee, as the case may be. In fiscal 2005, we held 22 Board meetings, 12 Audit Committee meetings, 14 Human Resources and Compensation Committee meetings, 5 Nomination and Corporate Governance Committee meetings, 6 Environmental, Health and Safety Committee meetings, 21 Special Investigative Committee meetings and 8 Special Committee meetings.
     Director Share Ownership Guidelines
     We believe that directors can more effectively represent your interests if they have a significant investment in our shares. Therefore, we adopted in May 2004 minimum share ownership guidelines for our directors. Each director is expected to own common shares or DSUs having a value equal to at least five times the value of their annual cash retainer for sitting on our Board by the later of May 2009 or five years after the date of their initial election to the Board.
     Compensation of Directors
     Our directors’ compensation program is designed to:
•	attract and retain the most qualified people to serve on our Board and its committees;
•	align the interests of the directors with your interests as shareholders; and
•	provide appropriate compensation relative to the risks and responsibilities of being an effective director.
     The table below sets out the fees payable to non-management directors as at December 31, 2005. Generally, directors who are also officers of Royal Group do not receive fees for sitting on our Board or any Board committee.

Annual Board Member Fee	$40,000	cash
	$30,000	DSU(1)

Board and Committee Meeting Fees (excluding the Special Committee (2)and Special Investigative Committee)
• Per meeting attended in person	$1,500
• Per meeting attended by telephone	$1,000

Special Committee	No Meeting Fees

Additional Annual Fees
• Chairman of the Board	$80,000

• Audit Committee
- Chair	$15,000
- Member	$7,500

• Nomination and Corporate Governance Committee
- Chair	$6,000
- Member	$3,000
• Environment, Health and Safety Committee
- Chair	$6,000
- Member	$3,000

• Human Resources and Compensation Committee
- Chair	$10,000
- Member	$5,000

• Special Committee
- Chair	$8,000	/month
- Member	$4,000	/month

(1)	$7,500 of DSU (value determined at the time of allocation) are allocated to each director at the end of each financial quarter. See “Directors Deferred Stock Unit Plan”.

(2)	In 2005, the Board established a Special Committee to assess potential offers for the Company.
     For fiscal 2005, we paid our non-management directors an aggregate of $984,650 in annual retainer and meeting attendance fees. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings.
     Directors Deferred Stock Unit Plan
     On February 2, 2005, we established a Directors Deferred Stock Unit Plan (the Directors DSU Plan) to provide an equity-based incentive to our non-management directors to further align their interests with yours as shareholders. The plan is administered by our Human Resources and Compensation Committee.
     Under the Directors DSU Plan, directors may elect to defer all or any portion of the cash fees paid to them. A number of notional deferred stock units (DSUs) equal to the dollar value of deferred fees divided by the market price of our common shares, determined by reference to the Toronto Stock Exchange (TSX) trading price of such shares at the allocation time (unless otherwise determined by the Human Resources and Compensation Committee), is allocated to the director. Upon ceasing to be a director for any reason, all DSUs allocated to such director are redeemed by the payment to the director of an amount in cash equal to the number of such DSUs multiplied by the market value of our common shares, determined by reference to the TSX trading price of such shares at the redemption time. No shares are issuable by Royal Group under the Directors DSU Plan.
     As indicated above, generally directors are allocated $30,000 of DSUs annually. They may also choose to receive their other fees in any combination of cash and/or DSUs. See also “Report on Executive Compensation — Interim President and Chief Executive Officer and Interim Chief Financial Officer Compensation”.
Appointment and Compensation of Auditor
     We propose that KPMG LLP be appointed as auditor for fiscal 2006 and that their remuneration therefor be fixed by the directors.
     In order to be effective, the resolution appointing KPMG LLP as auditor and authorizing the directors to fix their remuneration must receive the affirmative vote of a majority of votes cast by those shareholders in person and represented by proxy. Unless you otherwise instruct, the persons named in the accompanying proxy form will vote FOR the appointment of KPMG LLP as auditor for fiscal 2006 and that their remuneration be fixed by the directors for such fiscal year.
     KPMG LLP have acted as our auditor since 1987. Representatives of KPMG LLP will be present at the meeting with an opportunity to make a statement if they so desire and to respond to appropriate questions.
     All services provided by KPMG LLP and their fees in connection with services provided to us require the approval of the Audit Committee. Fees charged to us by KPMG LLP for audit and other services were $3,116,000 in fiscal 2005 (12 months) and $1,421,000 in fiscal 2004 (15 months). Additional services provided by KPMG LLP include tax-related compliance and related matters as well as assignments pertaining to regulatory filings, accounting matters and the issuance of securities.
     A summary of fees that we paid to our auditor in fiscal 2005 and fiscal 2004 is set out below. Our Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditor and is satisfied that they are.

	Fiscal 2005	Fiscal 2004
	(12 months)	(15 months)
Audit Fees(1)	$2,431,000	$1,274,000
Audit Related Fees(2)	$23,000	$29,000
Tax Fees(3)	$71,000	$118,000
All Other Fees(4)	$591,000	Nil

Total	$3,116,000	$1,421,000

(1)	Comprised of audit fees for year end and quarterly reviews.

(2)	Comprised of fees for 401(k) plan audit and workers compensation review.

(3)	Comprised of fees for U.S. tax compliance services.

(4)	Comprised of fees for transfer pricing study and assistance in response to regulatory inquiries.
EXECUTIVE COMPENSATION
     The fiscal 2005 compensation of our senior executives was determined by our Human Resources and Compensation Committee and approved by our Board of Directors. Our policy is to provide a compensation package that will attract and retain qualified and experienced executives.

Composition of the Human Resources and Compensation Committee
     Our Human Resources and Compensation Committee is comprised of the following members: Messrs. Sardo (Chair), Slaght, Sheffield and Hacking, each of whom is independent as such term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators (“NI 58-101”) and the applicable standards of the New York Stock Exchange (“NYSE”). Although Mr. Sardo was our interim Chief Executive Officer from November 26, 2004 to May 25, 2005, Mr. Sardo is nevertheless considered independent under NI 58-101 and the applicable NYSE standards given that his was an interim appointment pending the appointment of our current Chief Executive Officer.
Summary Compensation
     The following table sets out all compensation paid in fiscal 2005, comprised of the 12 months ended December 31, 2005, in fiscal 2004, comprised of the 15 months ended December 31, 2004, and in fiscal 2003, comprised of the 12 months ended September 30, 2003, respectively, for the individuals who were at December 31, 2005 our Named Executive Officers, as determined in accordance with applicable securities laws.
Summary Compensation Table

Long-Term Compensation
Annual Compensation	Awards	Payouts
Shares or
Name and	Securities(2)	Units Subject
Principal Position	Other Annual	Under	to Resale	LTIP
as at December 31,	Fiscal	Salary	Bonus	compensation(1)	Options	Restrictions	Payouts	All Other
2005	Year	($)	($)	($)	granted (#)	($)	($)(3)	Compensation
Lawrence Blanford	2005	$461,538	$25,000	$116,648	150,000	$1,256,950	(4)	Nil	100,000	(11)
President and Chief
Executive Officer(9)

James Lawn	2005	$161,538	$10,000	$6,057	25,000	$255,500	(4)	Nil	Nil
Chief Financial
Officer(10)

James Sardo	2005	(5)	341,153	$350,000	$223,999	Nil	$407,342	(6)	Nil	Nil
Former Interim	2004	$58,333	Nil	$1,200	Nil	$79,607	(6)	Nil	Nil
President and Chief
Executive Officer

Robert Lamoureux	2005	(7)	$274,999	$350,000	$170,476	Nil	$407,353	(6)	Nil	Nil
Chairman and	2004	$33,333	Nil	$1,200	Nil	$45,488	(6)	Nil	Nil
Former Interim
Chief Financial
Officer

Angelo Bitondo	2005	$440,000	$210,000	$45,461	Nil	Nil	Nil	Nil
President, Custom	2004	$516,154	$203,571	$14,770	Nil	$1,440,000	(8)	Nil	Nil
Profiles Division	2003	$218,000	$169,500	$12,000	Nil	Nil	Nil

Nil
Larry Meehan	2005	$367,596	$360,000	$25,603	Nil	Nil	Nil	Nil
President, Exterior	2004	$481,250	$364,146	$15,000	Nil	$600,000	(8)	Nil	Nil
Cladding Division	2003	$312,500	$85,968	$12,000	Nil	Nil
Nil	Nil

(1)	Other Annual Compensation consists of a car allowance, vacation pay, directors’ (for interim executives) fees and deferred stock units and other taxable benefits as may be applicable.

(2)	Options exercisable for common shares.

(3)	There have been no payouts under our Senior Management Incentive Plan.

(4)	Restricted Stock Units (“RSUs”) representing an entitlement to, in the case of Mr. Blanford, 115,000 Common Shares and in the case of Mr. Lawn, 25,000 Common Shares. Represents the value of RSU granted pursuant to the Senior Management Incentive Plan (see “Executive Compensation” – Stock-based Compensation Plans – Senior Management Incentive Plan”). Such RSU will vest in 2007 if specified 2006 earnings per share and consolidated return on invested capital targets are met. The achievement of one of the targets will result in the vesting of 50% of the RSU granted. Value is based in the case of Mr. Blanford, on the $10.93 closing price of Common Shares on the TSX on May 23, 2005, the trading day prior to the grant date, and in the case of Mr. Lawn, on the $10.22 closing price of Common Shares on July 22, 2005, the day prior to the grant date.

(5)	Mr. Sardo was appointed our Interim President and Chief Executive Officer from November 26, 2004 until May 25, 2005. Table discloses all Mr. Sardo’s compensation paid in fiscal 2005.

(6)	This represents the value of DSUs granted pursuant to the Directors Deferred Stock Unit Plan. See “Election of Directors – Directors Deferred Stock Unit Plan” and “Report on Executive Compensation – Interim President and Chief Executive Officer and Interim Chief Financial Officer Compensation”. For 2004, value is based on the $12.59 closing price of Subordinate Voting Shares (now Common Shares) on November 26, 2004, the trading day prior to the date of grant. For 2005, value is based on December 31, 2005 closing price of Common Shares of $10.53.

(7)	Mr. Lamoureux was appointed our Interim Chief Financial Officer from November 26, 2004 until July 27, 2005. Table discloses all Mr. Lamoureux’s compensation paid in respect of fiscal 2005.

(8)	RSUs representing an entitlement to, in the case of Mr. Bitondo, 120,000 Common Shares (then called Subordinate Voting Shares), in the case of Mr. Meehan, 50,000 Common Shares. This represents the value of RSUs granted pursuant to the Senior Management Incentive Plan (see “Executive Compensation” – Stock-based Compensation Plans – Senior Management Incentive Plan”). Such RSU will vest in 2007 if specified 2006 earnings per share and consolidated return on invested capital targets are met. The achievement of one of the targets will result in the vesting of 50% of the RSU granted. Value is based on the $12 closing price of Subordinate Voting Shares (now Common Shares) on the TSX on July 1, 2004, the trading day prior to the grant date.

(9)	Mr. Blanford was appointed as President and Chief Executive Officer on May 25, 2005.

(10)	Mr. Lawn was appointed as Chief Financial Officer on July 27, 2005.

(11)	Mr. Blanford received this amount for the reimbursement of expenses incurred in connection with his relocation to Toronto, Ontario.
Stock-Based Compensation Plans
     We have two stock-based compensation plans: our Long-Term Incentive Plan (LTIP) and our Senior Management Incentive Plan (SMIP), both of which have been approved by shareholders. Our Human Resources and Compensation Committee is responsible for the administration of both the LTIP and the SMIP.
     Under the LTIP and the SMIP:
•	the aggregate number of common shares initially reserved for issuance was 9,328,855 shares. 88, 332 shares were issued pursuant to an expanded Restricted Stock Unit Plan in 2005;

•	the aggregate number of common shares reserved for issuance to insiders (excluding those who are insiders solely by virtue of being a director or senior officer of Royal Group) may not exceed 10% of our outstanding common shares;

•	the number of common shares issued within a one-year period to insiders (excluding those who are insiders solely by virtue of being a director or senor officer of Royal Group) may not exceed 10% of our outstanding common shares;

•	the aggregate number of common shares authorized for issuance to any one insider (excluding those who are insiders solely by virtue of being a director or senior officer of Royal Group) within a one-year period is limited to 5% of our outstanding common shares;

•	the aggregate number of common shares reserved for issuance may not exceed 10% of our outstanding common shares;

•	the number of common shares issuable in a one-year period may not exceed 10% of our outstanding common shares; and

•	as at June 30, 2006, an aggregate of 9,230,533 common shares remain available for issuance under such plans.
     Long-Term Incentive Plan
     The LTIP was initially adopted as a stock option plan in 1994 and was amended in January 2004 to provide for performance vesting criteria. The key features of the LTIP are set out below.
•	The maximum number of common shares issuable under the LTIP is 7,830,533 (representing 8.4% of our outstanding voting shares as at June 30, 2006).

•	The aggregate number of common shares reserved to any one person under any stock options may not exceed 5% of the outstanding common shares.

•	As at June 30, 2006, there were options exercisable for an aggregate of 2,260,828 common shares outstanding representing approximately 2.7% of our outstanding voting shares as at June 30, 2006.

•	Officers, employees and certain consultants of Royal Group are eligible to participate in the LTIP.

•	The maximum term of each option is nine years from the date of grant.

•	The exercise price of each option granted is the closing market price of our common shares on the day prior to the date of grant on (a) the TSX generally, or (b) the NYSE in the case of options granted to certain U.S. residents.

•	The Human Resources and Compensation Committee may establish performance-based vesting criteria based on performance objectives for Royal Group and/or individual optionees and any options in respect of which the performance vesting criteria is not satisfied are cancelled unless the Committee determines otherwise.

•	Subject to the satisfaction of applicable performance criteria, if any, options issued after the 2004 amendments to the LTIP vest on the third anniversary of the grant date;

•	In respect of options granted prior to January 2004, generally, 50% of the options awarded pursuant to a specific grant become exercisable at any time after the third anniversary of the grant date and the remaining 50% of such options become exercisable at any time after the sixth anniversary of the grant date.

•	Options are not assignable or transferable by an optionee except to a trust, the sole trustee and beneficiary of which is the optionee, or by will or the laws of devolution and distribution in accordance with the LTIP.

•	Although the LTIP permits our Board to provide financial assistance to an optionholder to enable the exercise of some or all of such holder’s options, no such assistance was provided in fiscal 2005.

•	Upon termination of an optionholders’ employment, options are exercisable, subject to satisfaction of any vesting requirements, until the earlier of their expiry date and the date that is three months after the optionee’s employment ceases (or one year from the optionee’s death or long-term disability) unless the Human Resources and Compensation Committee determines otherwise except that, if an optionee resigns or is terminated for cause, all unexercised options granted to the optionee, whether vested or unvested, terminate as at the date of resignation or notice of termination of employment, as the case may be, unless the committee determines otherwise.

•	The LTIP may not be amended without prior regulatory and shareholder approval.
The following table shows option grants under the LTIP to Named Executive Officers in fiscal 2005.
Option Grants During The Most Recently Completed Financial Year

				Market Value
				of Securities
				Underlying
		Per cent of Total		Options on
	Securities	Options Granted	Exercise or	the Date of
	Under options	to Employees in	Base Price	Grant	Expiration
Name	Granted (#)	Financial Year	($/Security)	($/Security)	Date
Lawrence Blanford	150,000	55%	$13.45	$13.45	May 23, 2114

James Lawn	25,000	9%	$12.26	$12.26	July 24, 2114
In fiscal 2005, no options issued under the LTIP were exercised.
     Senior Management Incentive Plan
     The key features of our SMIP are set out below:
•	The maximum number of common shares issuable under the SMIP is 1,400,000 (representing approximately 1.4% of our outstanding voting shares as at June 30, 2006).

•	As at June 30, 2006 under the SMIP, there were allocated RSUs representing the right to receive up to 1,105,000 common shares representing approximately 1.2% of our outstanding voting shares as at June 30, 2006.

•	Senior management and senior employees of Royal Group are eligible to participate in the SMIP. Non-management directors may not participate in the SMIP.

•	Participants, at the discretion of the Human Resources and Compensation Committee, may be allocated RSU as a bonus for services rendered in a year.

•	RSUs represent the participant’s entitlement to receive on a specified date (the “Entitlement Date”) one common share or a cash payment based on the closing price on the TSX of our common shares on the last trading day preceding the Entitlement Date;

•	RSUs may be subject to vesting criteria established by the Human Resources and Compensation Committee, which may include performance objectives for Royal Group and/or individual participants, such objectives to be measured as determined by such committee. RSUs that have not vested by the Entitlement Date are cancelled unless the committee otherwise determines.

•	Common shares delivered in satisfaction of RSU entitlements may be issued from treasury or purchased in the open market or by private agreement (subject to applicable stock exchange rules and policies).

•	If a participant dies while in the employment of Royal Group prior to the Entitlement Date in respect of a grant of vested RSUs, the participant’s estate will be entitled to receive, on the Entitlement Date (or on such other date determined by the Human Resources and Compensation), the number of common shares that the participant would have been entitled to, or the cash payment that would have been made to the participant, as the case may be, had he or she not died and continued in the employment of Royal Group until such date.

•	If a participant retires prior to the Entitlement Date in respect of a grant of RSUs, the RSUs allocated to such participant will be cancelled (unless otherwise determined by the Human Resources and Compensation Committee) as of the date of retirement.

•	If a participant’s employment with Royal Group terminates for any reason, other than death or retirement, prior to the Entitlement Date in respect of a grant of RSUs, unless otherwise determined by the Human Resources and Compensation Committee, the RSUs allocated to such participant will be cancelled as at the date the participant ceases to be employed with Royal Group.

•	The SMIP may not be amended without prior TSX approval.
     The following table shows SMIP awards made to Named Executive Officers in fiscal 2005.
SMIP Awards In Most Recently Completed Financial Year

	Securities, Units or	Performance or Other Period
Name	Other Rights(1)	Until Maturation or Payout
Lawrence Blanford	115,000	3 years

James Lawn	25,000	3 years

(1)	The current Senior Management Incentive Plan’s Restricted Stock Unit grants, established in 2004, will vest December 31st, 2006. Vesting is performance based and is based 50% on a predetermined fiscal 2006 earnings per share target and 50% on a predetermined fiscal 2006 EBITDA return on invested capital target.

Securities Authorized for Issuance Under Equity Compensation Plans

			Number of securities
			remaining available for
	Number of securities to be	Weighted-average exercise	future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options, warrants and	(excluding securities
	warrants and rights	rights	reflected in column (a))
	(a)	(b)	(c)
Long-Term Incentive Plan(1)	2,260,828	25.39	5,569,705
Senior Management Incentive Plan(2)	1,105,000	N/A	295,000
Total	3,365,828		5,864,705

(1)	Both plans were approved by Shareholders on February 25, 2004.

(2)	Represents number of common shares that may be issued or purchased in the market assuming all outstanding RSU vest before applicable Entitlement Dates.
Between April 3, 2006 and May 3, 2006, our directors, senior officers and certain of our current and former employees were prohibited from trading in securities of Royal Group pursuant to management cease trade orders issued by the Ontario Securities Commission (the “OSC”) in connection with the delay in filing of certain of our financial statements. This prohibition on trading applied until two business days following the receipt by the OSC of all required filings. The Quebec Securities Commission made similar orders in respect of an employee located in Quebec.
REPORT ON EXECUTIVE COMPENSATION
     The Human Resources and Compensation Committee of Royal Group Technologies Limited, is responsible for, and reports to the Board on, matters relating to compensation, succession planning and executive level development of Royal’s senior officers, in accordance with the committee’s mandate. As part of its mandate, the Human Resources and Compensation Committee makes specific recommendations to the Board regarding compensation of senior executives and specifically regarding their salary ranges and incentive awards.
     Our compensation program is intended to attract, retain and motivate the executive management personnel required for the long-term success of Royal. Total compensation is designed to be closely linked to the Company’s performance and to individual performance and provide a compensation package that is competitive in the marketplace in which we compete for resources. In the case of our most senior corporate officers, this includes an identified comparison group of North American companies of similar size, complexity, scope and revenue.
     It is our policy to compensate our senior executives using three forms of remuneration: base salary, annual incentive awards, and long term incentives including stock options and /or restricted share units. The relative weight of each component of total compensation is determined on a case by case basis for each individual executive taking into consideration our established market comparator group, our internal compensation structure and an adherence to our pay-for-performance philosophy.
     Royal does not provide retirement benefits to its senior executives over and above those made available to all eligible employees under Royal’s Group RRSP/DPSP and 401(k) savings programs.

Base Salaries
     Base salary ranges are set to reflect the responsibilities of each senior executive officer and to reflect competitive market conditions, with the flexibility to differentiate salaries to reflect the range of experience, qualifications and performance of the executive. The salary range is currently established at the 65th percentile of our comparison group, as Royal attempts to attract, retain and engage executives during exceptional circumstances.
Incentive Awards
     A Management Incentive plan is offered to our senior and key corporate and divisional executives as part of their total compensation package. These incentives reward financial performance, key activities and individual achievements. Incentive awards are weighted by the placement level of the executive within the compensation structure. The Committee awarded $2,300,000 for fiscal 2005. Incentives paid to such Named Executive Officers under this plan are disclosed in the Summary Compensation Table.
Long Term Incentives:
     Variables in compensation through long term incentives are linked to our corporate performance and are comprised of stock option grants and /or restricted share units.
Stock Options
     This component of compensation is designed to align the interests of the executive management personnel with those of the Company shareholders through potential stock ownership. Current option grants and the executive’s level on the Compensation Structure are considered when determining whether and how many new options grants are to be issued. 275,000 options were granted in fiscal 2005.
Senior Management Incentive Plan
     The current Senior Management Incentive Plan’s Restricted Stock Unit grants, established in 2004, will vest December 31st, 2006. Vesting is performance based and is based 50% on a predetermined fiscal 2006 earnings per share target and 50% on a predetermined fiscal 2006 EBITDA return on invested capital target. For 2005, 305,000 grants were issued under the Senior Management Incentive Plan.
Compensation of the Chief Executive Officer
     The compensation of our Chief Executive Officer was determined with the consultation of our compensation consultants Watson Wyatt, to determine the composition of the compensation package for a like position within our marketplace compensation comparison group. The intent of the Committee in setting the compensation arrangements for our President and Chief Executive Officer was to arrive at total compensation, in the 50th percentile range of Royal’s comparator group. Mr. Blanford’s total compensation package was established with a base salary of Cdn. $800,000 and a target incentive of 80% of his base salary.
     Mr. Blanford’s incentive potential was based upon the achievement of specific strategic objectives, personal objectives and Company financial targets with a total incentive potential of $320,000. The specific strategic and personal objectives represented $230,000 in incentive awards and were comprised of, but not limited to, the completion of the ‘Royal Improvement Plan’, a fulsome support of sale process, and progress towards and/or active recruitment of executive management personnel required to achieve desired growth and performance targets. For fiscal 2005, the Committee determined that Mr. Blanford was successful in meeting all personal and strategic objectives resulting in an incentive award payment equal to $230,000. Since neither of the two established financial targets (return on invested capital and the achievement of pre-tax earnings) was achieved, the $90,000 in incentives payable on achieving these targets was not awarded for fiscal 2005.

     Given the multitude of circumstances outside of Mr. Blanford’s control that have negatively contributed to the poor financial performance of the Company, the Committee has exercised its rights of discretion as it relates to the compensation of the Chief Executive Officer. In light of the fact that the foundation has been established and great progress has been accomplished, with more set in motion for significant improvement of the profitability of the Company in the years to come, a discretionary bonus of $60,000 was awarded and paid to Mr. Blanford for fiscal 2005 in recognition of his extraordinary effort and achievement during exceptional circumstances.
Interim President and Chief Executive Officer and Chief Financial Officer Compensation
     The intent of the Human Resources and Compensation Committee in setting the compensation arrangements for our Interim President and Chief Executive Officer and Interim Chief Financial Officer was to arrive at total compensation, including the restructuring bonus, in the 50th percentile range of Royal’s comparison group.
     Mr. Sardo’s and Mr. Lamoureux’s interim executive compensation arrangements were established by the Committee after giving due consideration to the advice provided by two independent executive compensation consulting firms.
     Mr. Sardo’s and Mr. Lamoureux’s compensation beginning November 29, 2004 consisted of an annual salary of $700,000 and $400,000 respectively, quarterly DSU grants equal to 100% of their salary during each quarter divided by the November 26, 2004 closing price of our common shares (formerly Subordinate Voting Shares) of $10.00, plus a restructuring bonus of $350,000 each, payable on June 30, 2005 conditioned on Royal maintaining its required bank financing, as well as securing fiscal 2004 financial statement sign off from Royal’s auditor. In addition, they received an allowance of $1,200 per month for the duration of their interim roles in lieu of reimbursement of automobile expenses or of any other perquisites. These arrangements were terminated on May 25, 2005 in respect of Mr. Sardo with the appointment of our current President and Chief Executive Officer and July 27, 2005 in respect of Mr. Lamoureux with the appointment of our current Chief Financial Officer.
     In February of 2006 the Human Resources and Compensation Committee engaged the services of Mercer Human Resources Consulting to act as compensation consultants for the Committee in replacement of Watson Wyatt.
     The current independent members of the Human Resources and Compensation Committee have made the foregoing Report on Executive Compensation: James Sardo (Chair), Ronald Slaght, William Sheffield and James Hacking.
Termination of Employment, Change in Responsibilities and Employment Agreements
     Each of Lawrence Blanford, James Lawn and Angelo Bitondo are subject to the terms of an employment agreement, the particulars of which are set out below.
Lawrence Blanford
We entered into an indefinite agreement of employment with Lawrence Blanford, our President and Chief Executive Officer on May 24, 2005. In addition to his base salary and bonus (see “Report on Executive Compensation — Compensation of Chief Executive Officer”), the terms of Mr. Blanford’s agreement provide that he is entitled to participate in our LTIP and SMIP. See “Report on Executive Compensation”. Pursuant to the agreement, Mr. Blanford is also entitled to participate in our group health plan and our group RRSP/DPSP program and is entitled to an automobile allowance and other executive perquisites. See “Executive Compensation”.
If Mr. Blanford’s employment is terminated for any reason, he will be entitled to a payment equal to the pro rata portion of his base salary, vacation pay and any bonus earned and payable to the date of termination. In addition to the foregoing, if Mr. Blanford’s employment is terminated

•	without cause and no Change of Control has occurred, he will be entitled to an amount equal to 12 months compensation (calculated in accordance with the agreement) plus one additional month’s compensation for each completed year of employment to a maximum of 24 months and will be permitted to exercise all vested entitlements granted to him under our LTIP and SMIP; or

•	without cause in anticipation or after a Change in Control, Mr. Blanford will be entitled to an amount equal to twice his annual base salary and the annual bonus incentive target for the fiscal year in which his employment is terminated. He will also be entitled to receive a Change of Control payment equal to a value to be determined by the Company as set forth in the agreement of all unvested and unexercised entitlements.
James Lawn
On July 25, 2006, we entered into an indefinite agreement of employment with James Lawn, our Chief Financial Officer, the terms of which provide that Mr. Lawn is entitled to a base annual salary of $400,000, subject to annual review by the Board, and an annual cash bonus subject to attainment of performance criteria to be determined annually by the Human Resources and Compensation Committee. Mr. Lawn is also entitled to participate in our LTIP and SMIP as determined by the Board annually. See “Report on Executive Compensation”. Pursuant to the agreement, Mr. Lawn is also entitled to participate in our group health plan and our group RRSP/DPSP program and is entitled to an automobile allowance and other executive perquisites. See “Executive Compensation”.
If Mr. Lawn’s employment is terminated for any reason, he will be entitled to a payment equal to the pro rata portion of his base salary, vacation pay and any bonus earned and payable to the date of termination. In addition to the foregoing, if Mr. Lawn’s employment is terminated
•	without cause and no Change of Control has occurred, he will be entitled to an amount equal to 12 months compensation (calculated in accordance with the agreement) plus one additional month’s compensation for each completed year of employment to a maximum of 24 months and will be permitted to exercise all vested entitlements granted to him under our LTIP and SMIP ; or

•	without cause after a Change in Control, Mr. Lawn will be entitled to an amount equal to his annual base salary and the annual bonus incentive target for the fiscal year in which his employment is terminated.
Angelo Bitondo
On August 10, 2005, we entered into an indefinite agreement of employment with Angelo Bitondo, President, Custom Profiles Division, the terms of which provide that Mr. Bitondo is entitled to a base annual salary of $440,000, subject to annual review by the Board, and an annual cash bonus subject to attainment of performance criteria to be determined annually by the Human Resources and Compensation Committee. Mr. Bitondo is also entitled to participate in our LTIP and SMIP as determined by the Board annually. See “Report on Executive Compensation”. Pursuant to the agreement, Mr. Bitondo is also entitled to participate in our group health plan and our group RRSP/DPSP program and is entitled to an automobile allowance and other executive perquisites. See “Executive Compensation”.
If Mr. Bitondo’s employment is terminated for any reason, he will be entitled to a payment equal to the pro rata portion of his base salary, vacation pay and any bonus earned and payable to the date of termination. In addition to the foregoing, if Mr. Bitondo’s employment is terminated
•	without cause and no Change of Control has occurred, he will be entitled to an amount equal to 12 months compensation (calculated in accordance with the agreement) plus one additional month’s compensation for each completed year of employment to a maximum of 24 months and will be permitted to exercise all vested entitlements granted to him under our LTIP and SMIP ; or

•	without cause after a Change in Control, Mr. Bitondo will be entitled to an amount equal to twice his annual base salary and the annual bonus incentive target for the fiscal year in which his employment is terminated.
Performance Graph
     The following graph compares the total cumulative shareholder return for Cdn. $100 invested in Royal Group’s Common Shares (Royal Group has never paid any dividends) with the cumulative total return of each of the S&P/TSX Composite Index (see www.tsx.com) and the TSX Building Products Index since January 1, 2001.
Share Performance Graph
Cumulative Total Return on Investment of $100
December 31, 2000 through December 31, 2005
Dollar values provided for each fiscal year end(1)

(1)	Royal Group has previously compared against the TSX Construction Materials Index which is no longer published. Commencing fiscal 2004, Royal Group references the TSX Building Products Index in the alternative.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
     No officer or director or any of their associates is indebted to Royal Group or its subsidiaries. Royal Group has a policy of not providing loans to any of its directors, its Chief Executive Officer, Chief Financial Officer or any of its Senior Vice Presidents.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     The Company’s Statement of Corporate Governance Practices is attached to this Circular.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION
     We have purchased liability insurance on our own behalf and for our subsidiaries to protect our directors and officers against claims made against them in any civil, criminal, formal investigative or administrative action or proceeding for wrongful acts committed in their capacity as a director or officer of the applicable corporation, including the costs, charges and expenses incurred by them in connection with such action or proceeding. The total amount of such insurance purchased and paid for by us is $80,000,000 at a cost of $1,564,650 for the policy period May 1, 2006 to May 1, 2007, with a retention of $1,000,000 for all claims other than securities claims which are subject to a $2,500,000 retention. Subject to the provisions of the policies, the insurance provides corporate reimbursement of up to $50,000,000 for any indemnification paid by us to our directors and officers, subject to the applicable deductible, and also directly insures our directors and officers, without any retention, for covered loss in circumstances where we are not permitted or required to indemnify them.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
     No informed person (as such term is defined in National Instrument 51-102), no proposed director of Royal Group, or any associate or affiliate of any informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction since the commencement of our most recently completed financial year which has materially affected or would materially affect Royal Group, its affiliates or any of their collective subsidiaries. Please refer to the MD&A dated April 29, 2005 for information on transactions involving the Company’s former controlling shareholder and Chief Executive Officer, Vic De Zen.
RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
     Shareholders entitled to vote at the next annual meeting of shareholders in 2007 and who wish to submit a proposal in respect of any matters to be raised at such meeting must ensure that our Corporate Secretary receives the proposal no later than December 31, 2006 and any such proposal must comply with the requirements of the Canada Business Corporations Act.
DIRECTORS’ APPROVAL
     The contents and the sending of this Circular to each shareholder entitled to receive notice of the meeting, to each director and to our auditor has been approved by the Board of Directors of Royal Group.
Scott Bates
Vice President, General Counsel
and Corporate Secretary
Vaughan, Ontario
June 30, 2006

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Overview
     Royal Group is committed to effective corporate governance. Our governance practices are reflected in our governance documents, which are available on our website at www.royalgrouptech.com.
     The past year has been one of enormous transition in Royal Group’s governance practices. Our board successfully negotiated the collapse of our multiple voting share structure. Five new directors were added to the board, among them our new chief executive officer. We added a new board committee – the Environmental Health and Safety Committee, reflecting the priority the board assigns to critical safety issues affecting our customers and our employees. We held a two day strategic planning meeting to review and discuss the strategic plan developed by our chief executive officer and his team. The board also commenced and oversaw a process to allow interested parties to conduct diligence on the company with a view to making an offer to its shareholders to purchase their shares in the company.
     The board has been tremendously busy dealing with the challenges presented by Royal Group’s legacy litigation and investigations, improvements required in management systems and controls and with improvements to our financial reporting system. We held over 70 meetings of the board, standing committees of the board and special committees of the board.
     We are continuing to move forward with important enhancements to Royal Group’s governance practices. Earlier this year we instituted a comprehensive board evaluation process, with the assistance of an independent expert. This process is described in more detail below. We have also continued our focus on board succession planning, with the assistance of an independent search consultant. This process is also described in more detail below. The process of anchoring Royal Group and its business in top of class governance practices is an ongoing process and will be a priority for the board this year and next.
Board of Directors
     The Board of Directors is responsible for supervising the management of the business and affairs of Royal Group with a view to the best interests of Royal Group.
     The Board’s mandate sets out the criteria for composition of the Board of Directors, the responsibilities and duties of our directors, the expected relationship between our directors and our executive management, expectations for meetings of the Board, the establishment and composition of Board committees and other administrative requirements to ensure effective Board oversight. The Board, by its mandate, is assured that it will have the resources and authority appropriate to discharge its duties and responsibilities, including the independent authority to retain counsel or other experts at Royal Group’s expense.
     Board Independence
     The Board’s mandate requires that a majority of our directors be independent as determined under applicable securities laws and stock exchange requirements. We currently have 10 directors, 8 of whom the Board has determined are independent. Our only non-independent directors are Lawrence Blanford and Robert Lamoureux.
     Mr. Blanford is not independent as he is our President and Chief Executive Officer.

     Mr. Lamoureux was our interim Chief Financial Officer from November 26, 2004 until July 27, 2005 following the termination of the previous Chief Financial Officer and until the appointment of James G. Lawn as our current Chief Financial Officer. Although Mr. Lamoureux is not considered independent pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators (NI 58-101), he may be considered independent as such term is defined under New York Stock Exchange (NYSE) governance standards. In the view of the Board, Mr. Lamoureux does not have a relationship with management that could or does affect his ability to discharge his duties independently of the views of management and according, the Board considers Mr. Lamoureux to be independent for the purposes of the NYSE rules. Under NI 58-101, and for the purposes of audit committee independence in both Canada and the United States, Mr. Lamoureux is not independent.
     Mr. Sardo was our interim Chief Executive Officer following the termination of the previous Chief Executive Officer and pending the appointment of Mr. Blanford to that position, from November 26, 2004 until May 25, 2005. Mr. Sardo may be considered independent under applicable provisions of both NI 58-101 and the NYSE governance standards. In the view of the Board, Mr. Sardo does not have a relationship with management that could or does affect his ability to discharge his duties independently of the views of management and according, the Board considers Mr. Sardo to be independent under both Canadian and purposes.
     Three of our ten current directors sit on the board of at least one other public company, the details of which are set out in the directors’ biographies under “Election of Directors”.
     The Board’s mandate requires a minimum of four regularly scheduled meetings of the directors to be held each year with additional meetings to be held as required. An in camera session of the independent directors is required at every regularly scheduled Board meeting. In 2005, the Board held 22 meetings at which non-independent directors and management of Royal Group were not present. For information regarding attendance by individual directors at Board and committee meetings, see the Proxy Circular under the heading “Matters to be Voted on at the Meeting” – “Election of Directors”.
     Chair of the Board of Directors
     The Board’s mandate requires that the directors appoint the Chair of the Board from, unless the Board otherwise determined to be in the best interest of Royal Group, amongst the independent directors.
     The Chair of the Board is currently Robert Lamoureux. As indicated above, although Mr. Lamoureux not considered to be independent under NI 58-101, he is considered independent pursuant to NYSE governance rules. Notwithstanding that Mr. Lamoureux may not be considered independent under NI 58-101 due to his temporary appointment as interim Chief Financial Officer for a period of approximately 8 months ending July 27, 2005, the Board has determined that Mr. Lamoureux is able to exercise the impartial judgment necessary to fulfill his responsibilities as Chair of the Board, and that a separate Lead Director is not required to ensure effective corporate governance.
     The Board’s mandate provides that the Chair of the Board is responsible for managing meeting schedules, setting the agendas for and chairing Board meetings, and acting as a liaison between the Board and senior management. Generally, the Chair is responsible for ensuring that the Board functions in a manner that is independent of Royal Group management. Mr. Lamoureux may be reached by sending correspondence addressed to the “Chairman of the Board” at the Company’s address set forth in the Proxy Circular under the heading “Where You Can Find More Information”.

Chief Executive Officer
     In accordance with the Board’s mandate, the Board determines the role and responsibilities of Royal Group’s Chief Executive Officer.
     The Board’s mandate also delineates the responsibilities of the Board of Directors from those of our executive management with a view to ensuring that Royal Group is operated in an effective, lawful and ethical manner in accordance with Royal Group’s strategic objectives.
Board Committees
     There are four standing committees of the Board: the Audit Committee, the Nomination and Governance Committee, the Human Resources and Compensation Committee and the Environment, Health and Safety Committee. The Board’s mandate describes generally the responsibilities of the committees. The written mandate for each committee more specifically sets out the duties, responsibilities and expectations of each committee. Each Committee of the Board, under its mandate, has the authority to engage independent legal counsel and such other advisors as it determines necessary to carry out its duties.
     The mandate of each standing committee is reviewed annually by the members of the respective committees to ensure the adequacy thereof.
     The Nomination and Corporate Governance Committee reviews and recommends the membership of each of the Board’s committees and conducts an annual performance evaluation of each standing committee of the Board and reports thereon to the Board.
     Audit Committee
     Members of the Audit Committee at the start of 2005 were Ralph Brehn, Irvine Hollis and Ronald Slaght. As at December 31, 2005 the members of the Audit Committee were Graham Savage (Chair), Thomas Cryer and Carol Hansell, each of whom is independent as determined under applicable securities laws and stock exchange requirements. All members of the Audit Committee are required to be financially literate, as determined by the Board in its business judgment, or become financially literate within a reasonable time after their appointment. The Board is satisfied that each of the members of the Audit Committee meets this requirement. At least one member of the Audit Committee is required to have accounting or related financial expertise, including the ability to analyze and interpret a full set of financial statements including the notes thereto, and the Board has determined that Graham Savage and Thomas Cryer meet the foregoing requirements.
     The Audit Committee oversees the accounting, financial reporting and audit of our financial statements and assists the Board in its oversight of:
•	the reliability and integrity of our accounting principles and practices, financial statements and related disclosure, and other financial reporting and disclosure practices followed by management,

•	Royal Group’s compliance with legal and regulatory requirements,

•	the qualifications, independence, work and performance of our external auditors,

•	the performance of our internal audit function, and

•	the establishment by management of our system of disclosure controls and system of internal controls and performance thereof.
     The Company’s external auditors report directly to the Audit Committee. The Audit Committee has direct access to the internal auditors and external auditors to address specific issues as appropriate and is responsible for overseeing the work of our external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting, and provides an avenue of communication among the external auditors, internal audit staff, management and the Board.
     The Audit Committee is responsible for establishing policies and procedures for addressing complaints regarding accounting or audit matters, the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, the rotation of audit engagement partners and the hiring of current and former employees of the external auditors.
     The Audit Committee meets at least four times annually, or more frequently as circumstances require, and each regularly scheduled meeting includes an in camera session without members of management present. The Audit Committee also meets periodically with management, our General Counsel, our director of internal audit and the external auditors in separate sessions.
     Nomination and Governance Committee
     Members of the Nomination and Governance Committee at the start of 2005 were Ralph Brehn, Irvine Hollis and Ronald Slaght. As at December 31, 2005 the members of the Nomination and Governance Committee were Carol Hansell (Chair), Ronald Slaght and Thomas Cryer, each of whom is independent as determined under applicable securities laws and stock exchange requirements. The Nomination and Corporate Governance Committee is responsible for assisting the Board in determining the composition of the Board and its committees, identifying qualified candidates for election or appointment to the board, establishing and monitoring processes to assess Board effectiveness and developing and recommending to the Board for its approval corporate governance practices and assisting in the implementation and monitoring of such practices.
     The Nomination and Corporate Governance Committee is also responsible for assessing annually the effectiveness of the Board, each Board committee and the individual directors.
     Human Resources and Compensation Committee
     Members of the Human Resources and Compensation Committee at the start of 2005 were Ralph Brehn, Irvine Hollis and Ronald Slaght. As at December 31, 2005 the members of the Human Resources and Compensation Committee were James Sardo (Chair), Ronald Slaght, William Sheffield and James Hacking, each of whom is independent as determined under applicable securities laws and stock exchange requirements. Pursuant to its mandate, this Committee is responsible for discharging the responsibilities of the Board for succession planning and executive level development of our senior officers, evaluating the performance of our Chief Executive Officer based on goals and objectives established annually by the Committee and approved by the Board, recommending to the Board the Chief Executive Officer’s annual and long term compensation, reviewing, approving and monitoring Royal Group’s organizational structure, human resources and compensation philosophies and policies to ensure that they are supportive of our near and long-term strategies, and producing the Report on Executive Compensation included in this Circular.
     The Human Resources and Compensation Committee makes recommendations from time to time to the Board regarding the remuneration of non-management directors.
     Environment, Health and Safety Committee
     Members of the Environment, Health and Safety Committee in 2005 were Irvine Hollis (Chair), Lawrence Blanford, James Hacking and William Sheffield and, each of whom, with the exception of Lawrence Blanford, is independent as determined under applicable securities laws and stock exchange requirements.
     We recognize environmental and occupational health and safety as a corporate priority with the goal of conducting our business in a socially responsible manner. The Environment, Health and Safety Committee is responsible for assisting the Board in its oversight of the development and implementation of systems and programs for the management of environmental, health, safety and social responsibility. The Committee monitors environmental, health and safety policies and procedure, management and training systems and our key public policy positions to ensure compliance with governmental and corporate requirements taking into account technical and economic developments, scientific knowledge and environmental effects operations.
     Under its mandate, the Committee has the authority to retain outside consultants and advisors as it may consider necessary to assist it in carrying out its duties.
     Special Committee
     In May 2005 the Board established an ad hoc Special Committee comprised of Robert Lamoureux (Chair), James Sardo, Irvine Hollis, Carol Hansell and Graham Savage, each of whom, other than Mr. Lamoureux, is independent, to assess potential offers for Royal Group in connection with the Board’s determination to institute a process of soliciting bids for Royal Group. In June 2005 the Committee retained BMO Nesbitt Burns to provide independent advice as to the adequacy of any definitive proposal that may be received by Royal Group and retained Goodmans LLP as independent legal counsel.
     A Special Investigative Committee was also instituted in 2004 to assess various regulatory and other investigations surrounding the Company. The Special Investigative Committee was disbanded in November 2005 and its mandate assumed by the Audit Committee.
Director Orientation and Continuing Education
     Directors who are new to our Board attend briefing sessions with the Chair of the Board, existing directors and our Corporate Secretary, and participate in tours of our operations to orient them to Royal Group’s business. Directors are provided with a stipend of $3,000.00 per year for continuing education and are enrolled as members of the Institute of Corporate Directors.

Board Evaluation Process
     Earlier this year the Nomination and Corporate Governance Committee instituted a comprehensive board evaluation process with the assistance of an independent expert. The process is designed to be used to enhance Board and individual director effectiveness.
     This process has three components. The first is a board effectiveness survey about various aspects of how the Board operates. The second is a committee survey. This provides directors the opportunity to evaluate the effectiveness of each of the committees on which they serve. The independent expert then anonymously and confidentially consolidates the results and presents them back to the Board through the Nomination and Corporate Governance Committee.
     The final part of the process is an individual interview focused on Board, committee and individual director effectiveness. This feedback is compiled anonymously. Feedback about the Board and its committees is integrated into the Board survey results. Individual director feedback is synthesized and fed back anonymously in written form to directors.
     As part of the process, the independent expert speaks with the four Royal Group executives who have the most interaction with the Board to gain their insights about the Board’s effectiveness, and specifically regarding the interaction between the Board and management.
Business Conduct and Ethics
     The Board has adopted a Code of Business Conduct and Ethics (Code of Conduct) which applies to all of our directors, officers and employees. We also have adopted a Code of Ethics for our Principal Executive Officers and Senior Financial Officers (Executive Code of Ethics).
     Our Code of Conduct mandates legal and ethical conduct in all business dealings generally and provides specific guidance regarding appropriate business conduct including outlining requirements for the treatment of confidential information, setting out procedures for dealing with conflicts of interests and expectations for fair dealing and a work environment free from harassment and discrimination.
     In addition, our Executive Code of Ethics establishes minimum guidelines of business conduct, including with respect to Royal Group’s system of financial reporting, compliance with laws generally and with continuous disclosure requirements under securities laws specifically, for our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer and any person performing similar functions.
     Other relevant policies adopted by the Board include Royal Group’s Confidentiality and Insider Trading Guidelines which identify the parameters for disclosure of confidential information and securities trading by Royal employees, directors, officers and other insiders and Royal Group’s Disclosure Policy which outlines the manner in which material information pertaining to Royal may be disclosed to the public.
     The Executive Code of Ethics requires executive officers who are subject to such code to avoid any conflict of interest which may interfere with such officer’s independent exercise of judgment in Royal Group’s best interest or otherwise with such officer’s professional obligations to Royal Group. Likewise, directors, employees and others who are subject to our Code of Conduct must refrain from taking part in, or exerting any influence in any transaction in which their own interests may conflict with

Royal Group’s. Conflicts of interest involving directors, executive officers or other employees of Royal Group must be disclosed as soon as possible to the Chair of the Nomination and Corporate Governance Committee and to our General Counsel. If a potential conflict of interest arises with respect to a member of our Board, the Board will consider the issue independently from the affected director and will obtain outside, independent expert advice regarding the issue if necessary.
     Compliance with the Code of Conduct is monitored by our General Counsel who reports internal complaints and investigations to the Chair of the Audit Committee and any requests for waivers of the Code of Conduct to the Chair of the Nomination and Corporate Governance Committee. The General Counsel updates the Nomination and Corporate Governance Committee as appropriate on ongoing training and compliance issues with the Code of Conduct.
     A waiver of any requirement of the Code of Conduct or our Executive Code of Ethics for any director, executive officer or senior financial officer may only be authorized by the Board of Directors or the Nomination and Corporate Governance Committee and any such waiver will be promptly disclosed. Any waiver of the Code of Conduct for any other employee may only be granted by the Chief Executive Officer together with the General Counsel or their designees. No waivers of our Code of Conduct have been granted.
     We encourage a culture of ethical business conduct. All officers and employees of Royal Group are required to certify that they have read and agree to abide by the Code of Conduct and the Executive Code of Ethics, as applicable. All of our employees are encouraged to talk to management about any illegal, unethical or other questionable behaviour that they may observe or when they are unsure about the best course of action in a particular circumstance. We prohibit any employee from retaliating or taking adverse action against anyone for raising or helping to raise an integrity concern. In addition, we have established a reporting hotline which allows any person to report a conduct or ethical issue on a confidential and anonymous basis to the Chair of the Audit Committee and to the General Counsel.
Nomination of Directors
     As described above, the Nomination and Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for identifying qualified candidates for election or appointment to our Board of Directors.
     By its mandate, the Committee is charged with identifying individuals as candidates for election or appointment as directors who have personal and professional integrity, have demonstrated ability and judgment, have appropriate competencies and skills and will be effective in working with the other directors on the Board to collectively serve the long-term interests of Royal Group and our shareholders. For this purpose, the Committee reviews from time to time the competencies, skills and characteristics required of Board members in the context of our existing directors.
     The Committee considers suggestions for potential candidates from shareholders, existing Board members, senior management and others and may from time to time retain outside consultants and advisors to assist the Committee in carrying out its responsibilities and identifying appropriate candidates.

Director and Officer Compensation
     As indicated above, the Human Resources and Compensation Committee, which is comprised entirely of independent directors, is responsible for reviewing and approving the compensation of our Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, other Royal Group senior officers. In 2005 the Human Resources and Compensation Committee retained Watson, Wyatt, an independent compensation consulting firm, to advise on a number of executive compensation matters throughout the year. See the Proxy Circular under the heading “Report on Executive Compensation”.
New York Stock Exchange Governance Requirements
     As required by NYSE governance standards, we confirm that there are no significant differences between our governance practices and those required by the NYSE, except that we comply with the rules of the Toronto Stock Exchange in respect of shareholder approval for equity based compensation arrangements, which rules, unlike the NYSE rules, do not require shareholder approval of arrangements that do not involve the issue of new shares at fair value.
Report on Corporate Governance
This Corporate Governance Report has been reviewed by the Nomination and Governance Committee and approved by the Board of Directors of Royal Group Technologies Limited.

Royal Group Technologies Limited
Head Office
1 Royal Gate Blvd.
Vaughan, Ontario
Canada L4L 8Z7
Telephone:           (905) 264-0701
Facsimile:           (905) 264-0702
E-mail:           info@royalgrouptech.com
Web Site:       www.royalgrouptech.com
Royal and the crown design are trademarks of Royal Group Technologies Limited and are used by it and its affiliates.
Copyright © 2006 Royal Group Technologies Limited.
All Rights Reserved.